UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ford Motor Company
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

345370860
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Independent Fiduciary Services, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 362,391,305
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 362,391,305
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,391,305
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12		TYPE OF REPORTING PERSON (See Instructions) IA

Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Ford Motor Company (the “Issuer”)

1(b)	Address of the Issuer's Principal Executive Offices:
One American Road, Dearborn, Michigan 48126

Item 2(a) - (c)	Name, Principal Business Address, and Citizenship of Person Filing:
Independent Fiduciary Services, Inc. 805 15th Street, NW, Suite 1120 Washington, D.C. 20005 which is a Delaware corporation.

2(d)	Title of Class of Securities: Common Stock, par value $.01 per share (“Common Stock”)

2(e)	CUSIP Number: 345370860

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________

Page 4 of 5 Pages

Item 4.	Ownership:

Beneficial ownership as of December 31, 2009 is incorporated herein by reference from items (5) – (9) and (11) of the cover page of this Schedule 13G.  Such shares of Common Stock may be acquired by the Ford Separate Retiree Account established under the UAW Retiree Medical Benefits Trust (the “VEBA”) upon exercise of warrants indirectly owned by it.  The Reporting Person, as an investment advisor to the VEBA with respect to the warrants and such shares of Common Stock, has the power to dispose or direct the disposition of the warrants and such shares of Common Stock, and the power to vote or direct the voting of such shares of Common Stock, subject to certain limitations on dispositions and voting set forth in the warrants and in a Securityholder and Registration Rights Agreement between the Issuer and an entity owned by the VEBA.  Generally, the warrants can be exercised at any time, but the underlying shares of Common Stock cannot be transferred prior to October 1, 2012, unless the closing sale price of Common Stock was above $11.04 for at least 20 trading days in the 30 consecutive trading days ending on the last trading day in the preceding calendar quarter.  Upon exercise of the warrants, the warrant holder has the option to elect to have the Issuer settle on a cashless, net share basis (i.e., delivering to the holder shares of Common Stock having a value equal to the "in-the-money" value of the warrants being exercised).  Further, pursuant to the Securityholder and Registration Rights Agreement, shares of Common Stock issued upon exercise of the warrants must be voted in the same proportionate manner as the other shareholders of Common Stock that were present and entitled to vote at an Issuer shareholders meeting.  The Securityholder and Registration Rights Agreement also prohibits the holder of the shares of Common Stock issued upon exercise of the warrants from, among certain other restrictions set forth therein, (x) attempting to appoint or remove a member of the Issuer’s board of directors, (y) depositing any of its voting shares in a voting trust or (z) participating in any Issuer shareholders meeting, except as permitted under the Securityholder and Registration Rights Agreement.

The Reporting Person is controlled by Samuel W. Halpern and Francis X. Lilly, who also may be deemed to be the beneficial owners of such shares of Common Stock beneficially owned by the VEBA.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Reporting Person is an investment adviser exercising investment discretion with respect to the warrants and the Common Stock on behalf of the VEBA.  The VEBA has the right to receive dividends from, and the proceeds of sale of, the warrants and shares of Common Stock reported in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INDEPENDENT FIDUCIARY SERVICES, INC.

Date: January 11, 2010	By:	/s/ Samuel W. Halpern
Name: Samuel W. Halpern
Title: President